                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*

                           MACC Private Equities Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   552 617 102
                                 (CUSIP Number)

                               W. David Hemingway,
                              Zions Bancorporation,
                            1380 Kennecott Building,
                           Salt Lake City, Utah 84133

                                 (801) 524-4787
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 October 3, 1996
                              (Date of Event which
                             Requires Filing of this
                                   Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------
CUSIP NO. 552 617 102
---------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         Zions Bancorporation

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         87-0227400
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a)  [  ]

                                                       (b)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                            [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Utah
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
   NUMBER OF                        -0-
    SHARES                 -----------------------------------------------------
 BENEFICIALLY              8.       SHARED VOTING POWER
   OWNED BY                          110,215
    EACH                   -----------------------------------------------------
  REPORTING                9.       SOLE DISPOSITIVE POWER
   PERSON                            -0-
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    110,215
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         110,215

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                            [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  11.4%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                  HC,CO
--------------------------------------------------------------------------------

---------------------
CUSIP NO. 552 617 102
---------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         Zions First National Bank

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         87-0189025
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                      (a)  [  ]

                                                      (b)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS
         WC

--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                           [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                          -0-
   SHARES                  -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          110,215
    EACH                   -----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                            -0-
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    110,215
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         110,215
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                           [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  11.4%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                  BK
--------------------------------------------------------------------------------

         Zions Bancorporation ("Zions") hereby amends its report on Schedule 13D originally filed on May 24, 1996 as heretofore amended (the "Schedule 13D") in respect of the Common Stock of MACC Private Equities Inc. (the "Company"). Capitalized terms used but not defined herein shall have the meanings given such terms in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The funds required to purchase the 110,215 shares of Common Stock beneficially owned by Zions and the Bank were $1,151,224.67. These funds were derived from working capital.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Bank currently holds and Zions may be deemed to hold through the Bank, for purposes of this report on Schedule 13D, the beneficial ownership of 110,215 shares of Common Stock, which the Bank and Zions believe represents approximately 11.4% of the outstanding shares of Common Stock.

         (b) Zions may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the 110,215 shares of Common Stock held by the Bank.

         (c) On August 2, 1996, the Bank purchased 1,300 shares of Common Stock at a cost of $13,165 ($10.13 per share). On August 13, 1996, the Bank purchased 1,500 shares of Common Stock at a cost of $14,640 ($9.76 per share). On August 28, 1996, the Bank purchased 1,000 shares of Common Stock at a cost of $9,925 ($9.925 per share). On September 27, 1996, the Bank purchased 1,100 shares of Common Stock at a cost of $11,304 ($10.28 per share). On September 19, 1996, the Bank purchased 1,200 shares of Common Stock at a cost of $11,215 ($9.35 per share). On October 3, 1996, the Bank purchased 2,000 shares of Common Stock at a cost of $18,850 ($9.425 per share). On October 10, the Bank purchased 2,200 shares of Common Stock at a cost of $21,015 ($9.552 per share). In each case, the shares were acquired in the ordinary course of business in transactions on the open market. To the best knowledge of Zions and the Bank, none of the persons listed on Schedule I-A or Schedule I-B hereto has effected any transactions in Common Stock during the past 60 days.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  October 11, 1996

                                            ZIONS BANCORPORATION


                                            By: /s/ Dale M. Gibbons
                                               --------------------------------
                                            Name:  Dale M. Gibbons
                                            Title: Senior Vice President, Chief
                                                     Financial Officer and
                                                     Secretary

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  October 11, 1996

                                            ZIONS FIRST NATIONAL BANK


                                            By: /s/ Dale M. Gibbons
                                                -------------------------------
                                            Name:  Dale M. Gibbons
                                            Title: Executive Vice President,
                                                     Chief Financial Officer
                                                     and Secretary

                                  SCHEDULE I-A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              ZIONS BANCORPORATION

         The names, business addresses and present principal occupations of the directors and executive officers of Zions Bancorporation ("Zions") are set forth below. If no business address is given, the director's or officer's business address is 1380 Kennecott Building, Salt Lake City, Utah 84133. The business address of each of the directors of Zions is also the business address of such director's employer, if any. All directors and officers listed below are citizens of the United States.

                            Position with Zions, Present Principal Occupation or
Name                        Employment and Address
----                        ----------------------------------------------------

Gary L. Anderson            Senior Vice President of Zions.

Jerry C. Atkin              Director of Zions. Chairman, President and Chief
                            Executive Officer, SkyWest Airlines, 444 S. River
                            Road, St. George, Utah 84770.

Danne L. Buchanan           Senior Vice President of Zions. President of Zions
                            Data Service Company.

Grant R. Caldwell           Director of Zions. Retired, former Partner, KPMG
                            Main Hurdman, Salt Lake City, Utah.

R. Don Cash                 Director of Zions. Chairman, President and Chief
                            Executive Officer of Questar Corporation, 180 East
                            100 South, Salt Lake City, Utah 84111. Director,
                            Zions First National Bank.

Gerald J. Dent              Senior Vice President of Zions. Executive Vice
                            President of Zions First National Bank.

Dale M. Gibbons             Senior Vice President, Chief Financial Officer and
                            Secretary of Zions. Executive Vice President, Chief
                            Financial Officer and Secretary of Zions First
                            National Bank.

John J. Gisi                Senior Vice President of Zions. Chairman and Chief
                            Executive Officer of National Bank of Arizona.

Clark B. Hinckley           Senior Vice President of Zions.

George Hofmann III          Senior Vice President of Zions. President and Chief
                            Executive Officer of Nevada State Bank.

                            Position with Zions, Present Principal Occupation or
Name                        Employment and Address
----                        ----------------------------------------------------

Richard H. Madsen           Director of Zions. President and Chief Executive
                            Officer of ZCMI, 2200 South 900 West, Salt Lake
                            City, Utah 84137.

Roger B. Porter             Director of Zions. IBM Professor of Business and
                            Government, Harvard University, 79 John F. Kennedy
                            Street, Cambridge, Massachusetts 02138.

Robert G. Sarver            Director of Zions. Executive Director, Southwest
                            Value Partners and affiliates, 8160 N. Hayden Road,
                            Building J-208, Scottsdale, Arizona 85258. Chairman and Chief Executive Officer, G B Bancorporation.

Harris H. Simmons           President and Chief Executive Officer of Zions.
                            President, Chief Executive Officer and Director of
                            Zions First National Bank. Director of Questar
                            Corporation.

L.E. Simmons                Director of Zions. President, SCF Investment
                            Partners and L.E. Simmons & Associates, Inc., 6600
                            Texas Commerce Tower, Houston, Texas 77002.

Roy W. Simmons              Chairman of the Board of Directors of Zions.
                            Chairman of the Board of Directors of Zions First
                            National Bank. Member of the Board of Directors of
                            Beneficial Life Insurance Co. Director of Ellison
                            Ranching Co.

I.J. Wagner                 Director of Zions. President of The Keystone
                            Company, 910 Kennecott Building, Salt Lake City,
                            Utah 84133.

Dale W. Westergard          Director of Zions. Retired former Executive Vice
                            President of Zions. Director of Zions First National
                            Bank.

                                  SCHEDULE I-B

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            ZIONS FIRST NATIONAL BANK

         The names, business addresses and present principal occupations of the directors and executive officers of Zions First National Bank (the "Bank") are set forth below. If no business address is given, the director's or officer's business address is One South Main Street, Salt Lake City, Utah 84111. The business address of each of the directors of the Bank is also the business address of such director's employer, if any. All directors and officers listed below are citizens of the United States.

                            Position with the Bank, Present Principal Occupation
Name                        or Employment and Address
----                        ----------------------------------------------------

A. Scott Anderson           Executive Vice President of the Bank.

John B. D'Arcy              Executive Vice President of the Bank.

R. Don Cash                 Director of the Bank. Chairman and Chief Executive
                            Officer, Questar Corporation, Salt Lake City, Utah
                            84139.

Gerald J. Dent              Executive Vice President of the Bank. Senior Vice
                            President of Zions Bancorporation.

Peter K. Ellison            Executive Vice President of the Bank.

Robert C. Fuehr             Director of the Bank. Vice President-Public Policy,
                            Telco Business Development, U S WEST, Englewood,
                            Colorado 80111.

Dale M. Gibbons             Executive Vice President, Chief Financial Officer
                            and Secretary of the Bank. Senior Vice President,
                            Chief Financial Officer and Secretary of Zions
                            Bancorporation.

Ronald S. Hanson            Director of the Bank. Retired.

W. David Hemingway          Executive Vice President of the Bank.

James T. Jensen             Director of the Bank. Executive Vice
                            President/General Counsel of Savage Industries, Salt
                            Lake City, Utah 84107.

Dixie Leavitt               Director of the Bank. President of St. George
                            Temple, St. George, Utah.

Robert A. Madsen, Sr.       Director of the Bank. Madsen Furniture Co., Salt
                            Lake City, Utah.

                            Position with the Bank, Present Principal Occupation
Name                        or Employment and Address
----                        ----------------------------------------------------

Susan Mooney Johnson        Director of the Bank. Consultant. Box 3640, Ketchum,
                            Idaho 83340.

Alvin J. Schoenhals         Director of the Bank. Retired.

Harris H. Simmons           President, Chief Executive Officer and Director of
                            the Bank. President and Chief Executive Officer of
                            Zions Bancorporation.

Roy W. Simmons              Chairman of the Board of Directors of the Bank.
                            Chairman of the Board of Directors of Zions
                            Bancorporation.

D. Gill Warner              Director of the Bank. Retired.

Dale W. Westergard          Director of the Bank. Director of Zions
                            Bancorporation. Retired.